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VIA EDGAR AND FACSIMILE – (202) 772-9202

Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Attention:	H. Christopher Owings, Assistant Director
Mara Ransom, Branch Chief
Ramin Olson, Attorney-Advisor
John Fieldsend, Attorney-Advisor
James Allegretto, Senior Assistant Chief Accountant
Sarah Rottman, Assistant Chief Accountant

Re:	OpenTable, Inc.
Registration Statement on Form S-1 (Registration No. 333-157034)

Ladies and Gentlemen:

We are hereby responding to the comment received by facsimile on May 11, 2009 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Registration Statement on Form S-1, which was initially filed with the Commission on January 30, 2009 (the “Registration Statement”) by OpenTable, Inc. (the “Company”).  For ease of review, we have set forth below the numbered comment of your letter and the response thereto.

Exhibit 5.1

1.              We note your response to comment eight in our letter dated May 8, 2009.  The legal opinion provided to you by counsel is limited to the “General Corporation Law of the State of Delaware,” and counsel expresses “no opinion with respect to any other laws.”  Please have counsel confirm for us in writing that the legality opinion concurs with our understanding that the reference and limitation to the Delaware General Corporation Law includes the statutory provisions and also all applicable provisions of the Delaware Constitution and the reported judicial cases interpreting those laws currently in effect.  Please file this confirmation as correspondence on the EDGAR system.

Response:  In response to the Staff’s comment, we hereby confirm that the legality opinion concurs with the Staff’s understanding that the reference and limitation to the Delaware General Corporation Law in our opinion dated May 11, 2009 provided to the Company and filed as Exhibit 5.1 to the Registration Statement includes the statutory provisions and also all applicable provisions of the Delaware Constitution and the reported judicial cases interpreting those laws currently in effect.

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Please do not hesitate to contact me by telephone at (650) 463-3067 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Patrick A. Pohlen

Patrick A. Pohlen
of LATHAM & WATKINS LLP

cc:	Jeffrey D. Jordan, OpenTable, Inc.
Matthew Roberts, OpenTable, Inc.
Kathleen M. Wells, Esq., Latham & Watkins LLP
Connie Y. Chen, Esq., Latham & Watkins LLP